Filed by Xcel Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: NRG Energy, Inc.
NRG Energy, Inc.’s Commission File No. 001-15891

The following materials will be used in presentations in connection with a proposed equity offering by
Xcel Energy Inc.

Xcel Energy℠



$400 Million Equity Issue

In connection with the proposed exchange offer, Xcel Energy will file an exchange offer prospectus and related materials with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the exchange offer prospectus (when available) and other documents filed by Xcel Energy with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the exchange offer prospectus, once available, as well as Xcel Energy's related filings with the SEC, may also be obtained from Xcel Energy by directing a request to Xcel Energy.

This presentation contains forward-looking information. Actual results may differ from those anticipated. Factors that could cause actual results to differ include, but are not limited to general economic conditions, including their impact on capital expenditures and the ability of Xcel Energy and it's subsidiaries to obtain financing in favorable terms; business conditions in the energy industry; state, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery; the higher degree of risk associated with Xcel Energy's non-regulated businesses compared with it's regulated businesses; and other risk factors described in Xcel Energy and NRG Energy filings with the Securities and Exchange Commission (SEC), which will be provided upon request.

Xcel Energy

Offering Summary

Common Shares Offered:	17.5 Million
Over-allotment Option:	15.0% (2.625 Million Shares)
Post-offering Shares Outstanding:	363.3
NYSE Symbol:	XEL
Share Price (02/18/02):	$23.25
Anticipated Pricing:	February 25, 2002
Underwriters:	Lehman Brothers Merrill Lynch & Co. Morgan Stanley A.G. Edwards & Sons Inc. Dresdner Kleinwort Wasserstein Legg Mason Wood Walker Robert W. Baird & Co.

Xcel Energy Presenters

Wayne Brunetti
Chairman, President and CEO

Jim McIntyre
Vice President and CFO

Xcel Energy 2002 Equity Plans

- $400 million equity issue
- $100 million dividend reinvestment and customer stock purchase
- Approximately 25 million shares to be issued pursuant to exchange offer for NRG Energy

NRG Exchange Offer Transaction Terms

- Tax-free stock-for-stock exchange
- NRG shareholders receive 0.4846 shares of Xcel Energy common stock for each share of NRG stock
- 15% premium to market close on February 14, 2002
- Targeted close April 2002

Xcel Energy

Why Xcel Energy?

- Total return
  - Dividend yield approximately 6.5%
  - Sustainable $1.50 per share dividend
  - Earnings growth 7-9% average per year
- Sharpened business focus
- Dual growth platform
- Liquid stock
- Incented management


COMMON STOCK
COMMON STOCK
XCEL ENERGY INC.

Dual Growth Platform


Xcel Energy
Utility Operations
NRG Energy

Xcel Energy — Utility

Electric Service Area
3.2 Million Customers
15,394 MW Generation
16,303 Miles of Transmission

Gas Service Area
1.7 Million Customers



Minneapolis/St. Paul
Minnesota
Denver
Colorado
Amarillo
Texas
Generating Plants

4th Largest Combination Gas & Electric Company

Strong Diverse Economy


Employment Growth
January-December 2001
Percent
0.6
1.8
1.9
0.3
NSP
PSCo
SPS
National Average


5 Largest Sectors
Based on Revenue
Percent
2.7
2.3
2.3
1.8
1.7
Prop Mgmt
Petro Prod
Gov't
Non-Elec Mach-inery
Food & Bev Proces-sing

Utility Merger Synergies

Dollars in Millions



Synergies
Labor
Other O&M
Capital Related
Customer Benefits
Rate Reduction
Fuel Clause
125
100
75
50
25
0
2001
2002

Diverse Electric Utility Supply Mix

2001 Energy



Purchases
27%
Manitoba
Hydro 4%
Coal
50%
Gas & Oil
10%
Nuclear
11%
Renewables
2%

2002 Capacity



Contracted
Purchases
28%
1- 5 Yrs
5%
< 1 Yr
5%
> 5 Yrs
18%
Owned
Generation
72%

Marketing and Trading Around Utility Assets Augments Profitability


Dollars in Millions
175
150
125
100
75
50
25
0
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2000
2001

Note: After sharing of margins per Colorado Incentive Cost Adjustment

Xcel Energy

Colorado Regulatory Filings

- Rate case filed May 1, 2002
- Regulated electric return on equity capped at 10.5% in 2002
- Rates in effect on January 1, 2003 and no return on equity sharing in 2003
- New Incentive Cost Adjustment in effect on April 1, 2002

Colorado Incentive Cost Adjustment


Dollars in Millions
100
75
50
25
0
-25
$41
$83
Approximately
$0
2000
2001
2002

Performance-Based Regulation



Operational Excellence
Low Cost Customer Satisfaction
Higher ROE
Higher EPS Growth

Xcel Energy

NRG Energy

(19,582 MW In-Operation at 12/31/01)

Net Income in Millions	
North America	$ 307
Europe	64
Australia/Asia	12
Latin America	1
Corporate & Other	-119
Total	$ 265


Europe
1,755 MW
North America
15,097 MW
Latin
America
433 MW
Australia/Asia
2,297 MW

3rd Largest IPP Worldwide
Euromoney Portfolio Rating of 92

NRG Portfolio Diversity — 2001

Risk Reduction through Diversification

Geographic Location


U.S. Mid-Atlantic 5%
U.S. Northeast 32%
U.S. North Central 15%
U.S. South Central 19%
U.S. Other 1%
Europe 8%
U.S. West 7%
Asia Pacific 9%
Latin America 4%

Fuel Source (MW)


Coal 28%
Other 3%
Gas 54%
Oil 15%
Approx. 20% Dual-Fuel

Dispatch Mix


Baseload 35%
Intermediate 43%
Peaking 22%

Power Sales Strategy


Short-Term Contracts 25%
Long-Term Contracts 50%
Spot Sales 25%

NRG — Significant Growth



NRG MWs*
MW
10,738
14,260
19,582
1999
2000
2001

* MWs In-Operation



NRG Net Income
Dollars in Millions
$57
$183
$265
1999
2000
2001

Xcel Energy Direction for NRG

- Largely domestic-based non-regulated power producer regionally-based high-load centers
- Selective growth expansion
- Continue focus on optionality of fuel source, dispatch mix and power sales
- Strengthen balance sheet
- Capture benefits of combined operations and integration of activities

NRG Plan Highlights

- Infuse $600 million of equity into NRG
- Monetize 2,800 MW of projects providing about $1.1 billion in net cash
- Cancel projects $0.7 billion, approximately 3,900 MW
- Defer projects $0.9 billion and sell excess turbines
- Reduce business development and A&G costs approximately $45 million
- Reduction of 2002 cash requirements by $3 billion
- Consolidate trading and marketing
- Integrate power plant operations

NRG — Continuing Growth
Includes Proposed Asset Sales



Thousands of MW In-Operation
30
25
20
15
0
12% CAGR
2000
2001
2002
2003

Credit Rating Objectives

- Xcel Energy: High-Quality Credit "A" Range

Xcel Energy Debt/Capitalization	2002 Estimated	2005 Estimated
Without Non-Recourse Debt	50%	45%
With Non-Recourse Debt	63%	60%

- NRG Energy: Investment Grade

NRG Energy Debt/Capitalization	2002 Estimated	2005 Estimated
Without Non-Recourse Debt	37%	20%
With Non-Recourse Debt	70%	65%

Xcel Energy Financial Guidance

- 2002 earnings guidance of $2.40 - $2.50
- Average annual earnings growth of 7% - 9%
- Current $1.50 per share dividend sustainable with proposed plan

2002 Earnings per Share Guidance

Utility	$1.65 to $1.70
NRG	$0.90 to $0.95
Enterprises	$-0.04 to $0.00
Unallocated Interest	$-0.14 to $-0.10
Range	$2.40 to $2.50

Note: After impact of equity issuances

Xcel Energy Growth of 7% – 9%

- Regulated operations
  - — 65% of earnings
  - — 3% average annual growth
- NRG
  - — 35% of earnings
  - — 15% average annual growth

High Dividend Yield


Percent
8
6
4
2
0
Xcel Energy
S&P Electric Utilities
as of February 15, 2002

Incented Management

	CEO	Primary Officers
Shareholder Value-based Compensation	75%	60-65%
Stock Ownership	5 Times Base Pay	3 - 4 Times Base Pay

Total Return

12/31/2000 to 12/31/2001


0.6%
S&P Electrics
0
Xcel Energy
- 8.2%

Why Xcel Energy?

- Total return
  - Dividend yield approximately 6.5%
  - Sustainable $1.50 per share dividend
  - Earnings growth 7-9% average per year
- Sharpened business focus
- Dual growth platform
- Liquid stock
- Incented management


COMMON STOCK
COMMON STOCK
XCEL ENERGY INC.

Xcel Energy℠